UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ___ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following are included in this Report on Form 6-K:

                   1. Material Change Report, dated March 20, 2003;

                   2. Press Release, dated April 7 2003; and

                   3. Material Change Report, dated April 14, 2003.

                             MATERIAL CHANGE REPORT
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)


ITEM 1:    REPORTING ISSUER

           Hemosol Inc. (the "Corporation")
           2585 Meadowpine Blvd.
           Mississauga, Ontario  L5N 8H9


ITEM 2:    DATE OF MATERIAL CHANGE

           March 13, 2003

ITEM 3:    PRESS RELEASE

           A press release was issued on March 13, 2003 by the Corporation in Toronto, Ontario over Canada NewsWire.


ITEM 4:    SUMMARY OF MATERIAL CHANGE

           The Corporation announced that at the recommendation of the Corporation's Data Safety Monitoring Board it has elected to review safety data prior to continuing enrolment in its cardiac trial (HLH 213/214).


ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           The Corporation announced that at the recommendation of the Corporation's Data Safety Monitoring Board (the "DSMB") it has suspended enrolment in its cardiac trial (HLK 213/304) and will conduct an independent safety review. This trial involves the use of HEMOLINK (TM) (hemoglobin raffimer) in patients undergoing cardiac bypass grafting surgery.

           The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group.

           As a precaution the Corporation has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery (HLK 210).

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

           Not applicable

ITEM 7:    OMITTED INFORMATION

           Not applicable

ITEM 8:    SENIOR OFFICER

           For further information, please contact Lee Hartwell, Vice-President, Corporate Development and Chief Financial Officer of the Corporation at (905) 286-6204.


ITEM 9:    STATEMENT OF SENIOR OFFICER

           The foregoing accurately discloses the material change referred to herein.


           DATED at Mississauga, Ontario this 20th day of March, 2003.

                                 HEMOSOL INC.

                                 by  signed "Lee Hartwell"
                                     -------------------------------------------
                                     Lee Hartwell
                                     Vice-President, Corporate Development
                                     and Chief Financial Officer

HEMOSOL PROVIDES CORPORATE UPDATE

TORONTO, April 7 /CNW/ - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that in order to perform a full safety and efficacy analysis of its cardiac trial (HLK 213/304) for its lead product HEMOLINK(TM) (hemoglobin raffimer), it will close enrolment at the current level of 152 patients, slightly lower than the originally planned enrolment of 180 patients.

Hemosol suspended enrolment in the HLK 213/304 trial on March 13th following the Company's Data and Safety Monitoring Board's (DSMB) observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although limiting enrolment may decrease the planned statistical power of the findings regarding efficacy of the product, it will allow the DSMB's observations to be fully and promptly investigated and for the Company to assess the benefits of HEMOLINK in this trial. Provided any and all issues are resolved, the remainder of the HEMOLINK clinical development program can be re-initiated as early as possible. The Company expects to conduct the analysis of the data within 60 days and plans to have the final safety database reviewed by an independent group of experts.

"We believe that the analysis will substantiate the safety of HEMOLINK, and will help to address the DSMB's observations," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "Our objective is to complete the analysis so that we are in a position to provide information to regulators and the medical community that would lead to the restart of our clinical program."

In an effort to preserve cash, the Company is also taking proactive steps to manage its burn-rate. This includes giving working notice to substantially all of its employees, effective April 7, 2003 and scaling back all spending not related to the data analysis of HLK 213/304. Hemosol intends to resume its clinical program in the event that the data analysis yields the positive results anticipated by the Company. In these circumstances the Company would expect to maintain the staff required for such purposes.

During this review period, the Company is also continuing a number of strategic initiatives, which include ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets. Given current market volatility and the finite cash resources available to the Company, management and the Board of Directors believes these steps to be the most prudent course of action.

About Hemosol Inc.

Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials.

The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

HEMOLINK(TM) is a registered trademark of Hemosol Inc.

Hemosol Inc.'s common shares are listed on The Nasdaq Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: Jason Hogan, Investor & Media Relations, (416) 361-1331, 800-789-3419, (416) 815-0080 fax, ir@hemosol.com, www.hemosol.com;
Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

                             MATERIAL CHANGE REPORT
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 146 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
          SECTION 76 OF THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)


ITEM 1:    REPORTING ISSUER

           Hemosol Inc. (the "Corporation")
           2585 Meadowpine Blvd.
           Mississauga, Ontario  L5N 8H9


ITEM 2:    DATE OF MATERIAL CHANGE

           April 7, 2003

ITEM 3:    PRESS RELEASE

           A press release was issued on April 7, 2003 by the Corporation in Toronto, Ontario over Canada NewsWire.


ITEM 4:    SUMMARY OF MATERIAL CHANGE

           The Corporation announced that it is limiting the enrolment in its cardiac trial (HLK 213/304) for its lead product Hemolink(TM) (hemoglobin raffimer) to its current number of patients to allow observations by the Corporation's Data and Safety Monitoring Board (the "DSMB") of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups to be fully and promptly investigated. The Corporation expects to conduct the analysis of the data within 60 days.

           The Corporation also announced that in an effort to preserve cash it is giving working notice, effective April 7, 2003, to substantially all of its employees. Additionally, it is continuing strategic initiatives, which include discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.


ITEM 5:    FULL DESCRIPTION OF MATERIAL CHANGE

           The Corporation announced today that in order to perform a full safety and efficacy analysis of its cardiac trial (HLK 213/304) for its lead product HEMOLINK, it will close enrolment at the current level of 152 patients, slightly lower than the originally planned enrolment of 180 patients.

           The Corporation suspended enrolment in the HLK 213/304 trial on March 13, 2003 following the observation by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although limiting enrolment may decrease the planned statistical power of the findings regarding efficacy of the product, it will allow the DSMB's observations to be fully and promptly investigated and for the Corporation to assess the benefits of HEMOLINK in this trial. Provided any and all issues are resolved, the remainder of the HEMOLINK clinical development program can be re-initiated as early as possible. The Corporation expects to conduct the analysis of the data within 60 days and plans to have the final safety database reviewed by an independent group of experts.

           In an effort to preserve cash, the Corporation is giving working notice to substantially all of its employees, effective April 7, 2003, and scaling back all spending not related to the data analysis of HLK 213/304. The Corporation intends to resume its clinical program in the event that the data analysis yields the positive results anticipated by the Corporation. In these circumstances the Corporation would expect to maintain the staff required for such purposes.

           During this review period, the Corporation is also continuing a number of strategic initiatives, which include ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.


ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

           Not applicable

ITEM 7:    OMITTED INFORMATION

           Not applicable

ITEM 8:    SENIOR OFFICER

           For further information, please contact Lee Hartwell, Vice-President, Corporate Development and Chief Financial Officer of the Corporation at (905) 286-6204.


ITEM 9:    STATEMENT OF SENIOR OFFICER

           The foregoing accurately discloses the material change referred to herein.


           DATED at Mississauga, Ontario this 14th day of April, 2003.

                                  HEMOSOL INC.

                                  by  (signed) "Lee Hartwell"
                                      ------------------------------------------
                                      Lee Hartwell
                                      Vice-President, Corporate Development
                                      and Chief Financial Officer

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           HEMOSOL INC.



Date: April 15, 2003              By:       /s/  LEE D. HARTWELL
                                    --------------------------------------------
                                    Name:  Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development